EXHIBIT 28.01

                       PRESS RELEASE
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Area Code 212/797-4646

FOR:      SHOWBOAT, INC.

FROM:     The Foristall Company, Inc.
          130 Water Street, Suite 4M
          New York, New York  10005
          (Contacts:  T.F. Curtin)
                      L.E. Foristall)

                      FOR IMMEDIATE RELEASE


     LAS  VEGAS,  NEVADA,  OCTOBER 6, 1995  ....  Showboat,  Inc.

(NYSE:  SBO)  announced  today that its Board  of  Directors  has

adopted  a  Rights  Plan  designed  to  protect  Showboat,   Inc.

shareholders  in the event of a takeover action that  would  deny them the full value of their investment.

     Terms of the rights plan provide for a dividend distribution of  one right for each share of Common Stock of Showboat, Inc. to holders  of record at the close of business on October 16,  1995.

The  rights  will  become exercisable only  in  the  event,  with certain exceptions, an acquiring party accumulates 15 percent  or more of Showboat, Inc.'s voting stock, or if a party announces an offer  to acquire 30 percent or more.  The rights will expire  on

October  5, 2005.  Each right will entitle the holder to buy  one one-hundredth  of a share of a new series of preferred  stock  at

the  price  of  $120.00.   In addition, upon  the  occurrence  of

certain  events,  holders  of  the rights  will  be  entitled  to purchase either Showboat stock or shares in an "acquiring entity"

at half of market value.

     Showboat,  Inc.  will generally be entitled  to  redeem  the rights  at  $.01  per  right  at any time  until  the  tenth  day following the acquisition of a 15 percent position in its  voting stock.


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Commenting on the Rights Plan, J. Kell Houssels,  President

and Chief Executive Officer of Showboat, Inc. said, "The Board of

Directors  believes that the Rights Plan represents a  sound  and reasonable  means of safeguarding the interests of  shareholders.

The  plan  is  similar  to those adopted by  a  number  of  other companies."

     Details of the new Rights Plan will be outlined in a  letter planned to be mailed to shareholders by the end of the month.

     Showboat, Inc., through its subsidiaries, owns and  operates casino hotels in Las Vegas, Nevada, and Atlantic City, New Jersey and partially owns and operates/manages the Sydney Harbour Casino

in   Sydney,  New  South  Wales,  Australia.   A  gaming  license

application  is pending in the state of Indiana, and the  Company is  also pursuing a riverboat gaming opportunity near St.  Louis,

Missouri.

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Company Contact:    M. Brad Straub, Vice President-Finance
                    Showboat Development Division
                    609/487-2018

                    Leann Schneider, Vice President-
                    Finance, Chief Financial Officer
                    702/385-9123